INVEST IN **ACHIEVE CLINICS, INC.**

Free-to-patient immune cell banking to supercharge cancer cell therapy access and innovation


More effective cell therapies
for more cancer patients

achieveclinics.com Los Angeles CA

LEAD INVESTOR

Brazen Capital

Brazen Capital is launching the next generation of scientist-CEOs at the earliest stages of their startup journey in biomedicine. Our unique value-add is we (co-GPs Shawn Carbonell, MD, PhD and Monica Berrondo, PhD [YC W18]) have been scientist-CEOs ourselves for over a decade each. Unlike most VCs, we've lived that life. Brad Heller, PhD and I met randomly in November 2021 on LunchClub, of all places. This was a time before we had even launched the fund, but after listening to him passionately explain what he was working on during that short video conference call, I placed him in my mental pipeline of founders to potentially invest in. Over the subsequent months, what Monica and I confirmed is this is an impressive founder leveraging his deep technical expertise to solve a major problem he personally identified while working in the cell therapy industry. With the addition of highly experienced biotech executive and cofounder, Paul Chun, we are extremely bullish about their potential for dramatically improving patient outcomes in the multi-billion dollar cell therapy space. We are proud to be the first investors in Achieve Clinics and welcome you to join us. W. Shawn Carbonell, MD, PhD Founding Partner, Brazen Capital

Invested $2,500 this round & $10,000 previously

Highlights

1. We empower cancer patients to bank their immune cells for cell therapy (incl. pre-chemo) at no cost
2. With us, industry can now pre-enroll patients for studies and manufacture with "off-the-shelf" cells
3. Our unique platform generates invaluable large-format, patient records-linked research biomaterial
4. Free-to-patient model sustained by industry revenues: Signed LOIs reflect ~$1m+ in immediate demand
5. Launch network incl. leaders from Genentech, Penn, Be The Match, xCures, +dozens in active pipeline
6. Initial oncologist support and collection (apheresis) sites expected in Seattle and Houston
7. Proudly endorsed by the Emily Whitehead Foundation (https://emilywhiteheadfoundation.org/)

Our Team



Paul Chun Chief Financial Officer, Co-Founder

~20 year biotech veteran with background in investment research, capital markets, corporate development, and finance, including public biotech Board of Directors. Track record of several IPOs, financings, licensing, etc., incl. in cancer immunotherapy.



Brad Heller Chief Executive Officer, Founder

UCSF-trained neuro and cell biology specialist with biopharma startup experience across CAR-TCR and drug discovery. Finally got fed up with seeing curative cell therapies get stuck behind apheresis appointment backlogs and chemo-cooked cells.

Pitch


ACHIEVE
CLINICS
Introduction
Aug 2023
Brad Heller, Co-Founder, CEO
Paul Chun, Co-Founder, CFO


Cancer cell therapy is transformative – but inaccessible
Diagnosis
Treatment
Regression



Patients are powerless to access cell therapy early because they aren't eligible

Conventional treatment damages the cells used to make cell therapies[1]

Less than 5%[2,3] of advanced patients access a trial before it is too late.

Prior treatment exposure, high costs, and cell collection capacity constraints make the potentially curative option of autologous cell therapy both harder to access and less likely to work

1. Das et al (2019) *Cancer Discovery*
2. Unger et al (2019) *Am Soc Clin Oncol*
3. Rimel (2016) *Front Oncol*

Trials need better access to patients

Cell therapies like Yescarta work better when made from chemo-naïve cells


Yescarta clinical trial results[1,2]
100%
0%
≥1
1
0
Previous rounds of chemo
Getting to patients sooner and using healthier starting material saves lives
Response rate
Cure rate

In addition, half of trials fail just because they did not enroll enough patients[3]**.**

1. Neelapu et al (2021) Blood Adv. 5(20):4149-4155
2. ASH 2021 Posters for ZUMA7 and ZUMA12
3. Schroen et al (2010) Clin Trials

We streamline access by banking immune cells for free

1. Roster enrollment 2. ACT eligibility determined 3. Cell collection and banking 4. Cell therapy trials



Patients who may eventually qualify for our network's cell therapies provide consent and EHR access. **Patients do not pay.** Insurance is not billed.

Our partner network performs apheresis and banks immune cells from these patients (*even before 1st-line treatment*) **at our expense**.

Our roster of patients and inventory of starting material enables **on-demand trial enrollment and manufacturing** with best-in-class starting material.

We boost research *and* clinical development

1. Roster enrollment 2. ACT eligibility determined 3. Cell collection and banking 4. Cell therapy trials



Patients provide informed consent to share both their cells and their EHR with Achieve Clinics partners

Surplus or banked PBMC not sent for manufacturing can be sold for research

The revenue we generate from connecting patients to cell therapy innovation powers our free-to-patient model.

The future we are building

A decentralized clinical site network for "off-the-shelf" autologous cell therapies


Jane

★ Achieve Clinics aph centers

Recruiting trials that use the Achieve Clinics Process

Trials that can work for Jane

Cell processing and storage facility

Jane may live in rural Michigan, but we can do a collection for her in Chicago and set her up for possible options in Houston or Seattle she would have been unlikely to access otherwise

Three revenue channels drive sustainability

Clinical / Commercial GMP Product, ~1x/pt.
(~5-6B TNC / unit)
Clinical trial patient acquisition, commercial reimbursement management (pre-apheresis financing), apheresis capacity

Large Format Research Use, ~1-3x/pt.
(~1-2B TNC / unit)
Process development, translational/scale-up runs

Small Format Research Use, ≤ 100x/pt.
(10-100m TNC / unit)
Cancer immunology research, TCR discovery, etc

Clinical pack (GMP)

Process pack (RUO or GMP)

Process pack (RUO or GMP)

Analytical/research aliquots (RUO or GMP)



Three revenue channels drive sustainability

Clinical / Commercial GMP Product, ~1x/pt. (~5-6B TNC / unit)	Large Format Research Use, ~1-3x/pt. (~1-2B TNC / unit)	Small Format Research Use, ≤100x/pt. (10-100m TNC / unit)
Clinical trial patient acquisition,	*Process development,*	*Cancer immunology research,*
TCR Cure	Genentech	Genentech
Signed LOI price: **$150,000 / unit**	Signed LOI price: **$75,000 / unit**	Signed LOI price: **$2,500 / unit**
~$150K per patient	**~$75K+ per patient**	**~$125K+ per patient**

Total potential value:
~$350K+ per banked patient

ACHIEVE CLINICS

Forward looking projections cannot be guaranteed.

Substantial addressable markets

We estimate there are presently >1,000 clinical trials of autologous cancer cell therapies, seeking to enroll at least 20,000 patients[1]

- This volume of clinical activity should only grow as programs advance
- Market should also expand as cell therapy reaches larger solid tumor populations

20,000+ patients X **$350K value per patient** → **$7.0B+ potential market**

ACHIEVE CLINICS

Building an Exclusive Patient-Driven Ecosystem

Achieve Clinics will be an AI-powered marketplace enabling patients to both access *and* accelerate innovation across cancer cell therapy:

As first mover, Achieve will have the most robust and accessible roster available

Our patient material supply will be exclusive and impenetrable, with zero churn

- Once patients bank their chemo-naive cells with us and begin conventional treatment, the critical window will have closed. A competitor needs a time machine to take this patient from us.

Through xCures, our roster is enhanced by a proprietary AI-powered EHR tool

- Our clinical site network will have an unparalleled link between patient cell tissue and real-time medical history

ACHIEVE CLINICS

Achieve Clinics Founding Team

Brad Heller, CEO



EUREKA UCSF bridgebio

Paul Chun, CFO/CBO



Eldred Advisors AMGEN BOXER CAPITAL Goldman Sachs

ACHIEVE CLINICS

Advisory Board





Michael Bishop, MD

Amittha Wickrema, PhD

Drs. Bishop and Wickrema are Professors of Medicine at the University of Chicago.

Dr. Bishop is a practicing oncologist and Director of the Hematopoietic Stem Cell Program.
Dr. Wickrema is a scientist and Director of the Clinical Cell therapy Laboratory and cGMP Cell Manufacturing core.





Steven Devine, MD

Heather Stefanski, MD PhD

Dr. Devine is the Chief Medical Officer of Be The Match, where Dr. Stefanski serves as the VP of Medical Services.

Be The Match, also known as the National Marrow Donor Program, has an extraordinary track record of treating cancer patients through immune cell transplantation.



Andrew Fesnak, MD

Dr. Fesnak is an Associate Professor of Clinical Pathology and Laboratory Medicine at the Perelman School of Medicine at the University of Pennsylvania.

He is also the deputy director of the Clinical Cell and Vaccine Production Facility and Director of the Stem Cell Laboratory.



Nirupama Pike, PhD

Dr. Pike is the Senior Director and Global Head of Strategic Alliances at Catalent. She has extensive experience in the use of cryopreservation to streamline the cell therapy supply chain.



Shawn Carbonell, MD PhD

Shawn Carbonell, MD PhD, Managing Partner of Brazen Capital, believes the best founders wear lab coats, and founded Brazen to make the most founder-friendly VC in existence

ACHIEVE CLINICS

Additional Affiliations / Endorsements

Emily Whitehead Foundation

"The Emily Whitehead Foundation is excited to support the efforts of Achieve Clinics and their mission to improve patient access to more effective cell therapies"

Larta Institute Heal.LA Bioscience Accelerator

- Member of the 2023 awardee class

xCures

- Pending agreement for integration of real-time electronic health records
- May include potential revenues from anonymized patient data sharing

ACHIEVE CLINICS